Hualing Holdings Limited
華凌集團有限公司

10 June 2004

SECURITIES & EXCHANGE COMMISSION,
Office of International Corporate Finance,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D. C., 20549
U.S.A.

Dear Sir,

Re: Hualing Holdings Limited – File No. 82-4195 (the "Company")

Enclosed please find the English and Chinese versions of the following document for your record:

Name of Notice Report	Circulation Date	Information provided to
Announcement	3 June 2004	Stock Exchange/shareholders

Thank you for your attention.

Yours faithfully,
For and on behalf of
Hualing Holdings Limited

p.p.

Wong Hon Sum
Company Secretary

dlw 6/18

HW/ip

HUALING HOLDINGS LIMITED
華凌集團有限公司

(incorporated in Hong Kong with limited liability)
(Stock Code: 382)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that an Extraordinary General Meeting of Hualing Holdings Limited (the **"Company"**) will be held at Board Room 3-4, M/F, Renaissance Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 29 June, 2004 at 2:30 p.m. for the following purposes:

1. To consider and, if thought fit, passing, with or without modifications, an ordinary resolution to approve the increase in the authorised share capital of the Company.

2. To consider and, if thought fit, passing, a special resolution to amend the existing Articles 2, 15, 16, 38, 39, 42, 43, 68, 88, 89, 101, 141, 143, 144 and 145 of, and add new Articles 77A, 84A, 98E, 145A and 148A to, the articles of association of the Company (the **"Articles"**) in view of the introduction of the Securities and Futures Ordinance (Cap. 571 of The Laws of Hong Kong), to reflect the amendments to the Companies Ordinance (Cap. 32 of The Laws of Hong Kong) (the **"Companies Ordinance"**) and the Rules (the **"Listing Rules"**) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the **"Stock Exchange"**) and to bring the Articles up to date and in line with the current practice in Hong Kong. A brief background to the proposed amendments to the Articles is set out as follows:

   (a) updating the definitions of "associate" and "writing" and adding of the definitions of "clearing house", "Director", "electronic communication", "relevant financial documents", "summary financial reports" in the existing Article 2 to reflect the amendments to the Companies Ordinance and the Listing Rules;

   (b) amendment to the existing Article 15, in line with the amendment to the Companies Ordinance, to provide that a member of the Company shall, without payment, be entitled to receive within such period as may be permitted under the Companies Ordinance or the Listing Rules after allotment or lodgment of a transfer one certificate for all his shares;

   (c) amendment to the existing Article 16, to permit the Company to collect a fee not exceeding the maximum amount as prescribed or permitted by the Stock Exchange in respect of any replacement of share certificate(s);

   (d) amendment to the existing Article 38, to clarify that all transfer of shares may be effected by an instrument of transfer in the usual or common form or in such other form as prescribed by the Stock Exchange and to permit the Company to accept machine imprinted signatures on the instrument of transfer if the transferor or transferee is a clearing house or its nominee;

   (e) amendment to the existing Article 39, to permit the Company to accept machine imprinted signatures on the instrument of transfer;

   (f) amendment to the existing Article 42, to delete the reference to twenty-one days and to substitute therefor the reference to two months;

   (g) amendment to the existing Article 43, to permit the Company to collect a fee not exceeding the maximum amount as prescribed or permitted by the Stock Exchange for registering any transfer of share;

   (h) amendment to the existing Article 68, in line with the amendment to the Listing Rules for demand on a poll at general meetings;

   (i) insertion of a new Article 77A, in line with the amendment to the Listing Rules, to provide that where the Company has knowledge that any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to vote only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted;

   (j) insertion of a new Article 84A, to add a provision on representation by the clearing house or its nominee at the shareholders' meeting of the Company;

   (k) amendment to the existing Article 88, in line with the amendment to the Companies Ordinance, to provide that the Company may by ordinary resolution remove any Director before the expiration of his office;

   (l) amendment to the existing Articles 89, in line with the amendment to the Listing Rules, to provide that the period for lodgment

(k) amendment to the existing Article 88, in line with the amendment to the Companies Ordinance, to provide that the Company may by ordinary resolution remove any Director before the expiration of his office;

(l) amendment to the existing Articles 89, in line with the amendment to the Listing Rules, to provide that the period for lodgment by shareholders of the Company of the notice to nominate a Director shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven days prior to the date of such general meeting;

(m) insertion of a new Article 98(E), in view of the amendment to the Companies Ordinance, to provide that where a Director who has appointed a person (including another Director) to be his alternate Director, (a) such alternate Director shall not be deemed to be the agent of the Director who appoints him; and (b) a Director who appoints an alternate Director shall not be vicariously liable for any tort committed by the alternate Director while acting in the capacity of alternate Director but such alternate Director shall be liable for his own torts;

(n) amendment to the existing Article 101, in line with the amendment to the Listing Rules, to provide that the Directors shall abstain from voting at the board meeting on any matter in which they or any of their associates have a material interest and they are not to be counted towards the quorum of the relevant board meeting except as otherwise provided in the Articles and the Listing Rules;

(o) amendment to the existing Article 141, in line with the amendments to the Listing Rules, to permit the Company to deliver the relevant financial documents and summary financial report to entitled persons in accordance with the Companies Ordinance and other applicable laws, rules and regulations;

(p) amendments to the existing Articles 143, 144 and 145, in line with the amendments to the Companies Ordinance and the Listing Rules, to permit the Company to serve notice or documents, in the English language only, in the Chinese language only or in both, to entitled persons personally, through the post or by means of advertisement in newspapers, electronic communication or publication on the Company's computer network and to add a provision for deemed service of such notice or document;

(q) insertion of a new Article 145A, to permit that a notice or document given by the Company to person(s) entitled to a share in consequence of death, mental disorder or bankruptcy of a member of the Company may be given in the manner as set out in Article 144; and

(r) insertion of a new Article 148A, in line with the amendment to the Companies Ordinance, to provide that the Company may purchase and maintain for any Director, secretary, managers, officer and auditor of the Company insurance against certain types of liability to the Company or a related company of the Company.

The above summary of the purposes of the Extraordinary General Meeting is set out only for information of the shareholders of the Company. The full text of the above resolutions is set out in the notice of the Extraordinary General Meeting accompanying the circular to be despatched to the shareholders of the Company on 3 June 2004 (the "**Circular**") and to which the shareholders of the Company should refer. The Circular is also available for viewing and downloading from the website of The Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.

By order of the Board
Li Yu Jun
Chairman

Hong Kong, 3 June 2004

As at the date hereof, the board of directors of the Company is comprised of nine directors, of whom four are Executive Directors, namely, Mr. LI Yu Jun, Mr. CHEN Xiao Shi, Mr. LIANG Wei Wen and Mr. HUANG Wei Hua, two are Non-Executive Directors, namely Mr. ZHANG Xin Hua and Mr. CHEN Yu Hang and three are Independent Non-Executive Directors, namely, Mr. LO Wing Sang, Vincent, Mr. CHAN Wai Dune and Mr. LAM Ming Yung.

2004年6月30
信報

HUALING HOLDINGS LIMITED
華凌集團有限公司

(在香港註冊成立之有限公司)
(股份代號：382)

股東特別大會通告

茲通告華凌集團有限公司(「本公司」)謹訂於二零零四年六月二十九日(星期二)下午二時三十分假座香港灣仔港灣道一號萬麗海景酒店閣樓3-4室舉行股東特別大會，考慮下列事項：

1. 考慮並酌情通過(無論有否修訂)一項普通決議案，以批准本公司增加法定股本。

2. 鑑於證券及期貨條例(香港法例第571章)之實施，反映對公司條例(香港法例第32章)(「**公司條例**」)以及香港聯合交易所有限公司(「**聯交所**」)證券上市規則(「**上市規則**」)作出之修訂，以及更新組織章程使與香港現行慣例保持一致，考慮並酌情通過一項特別決議案，以修訂本公司現有組織章程(「**組織章程**」)第2、15、16、38、39、42、43、68、88、89、101、141、143、144及145條，並加入新組織章程第77A、84A、98E、145A及148A條。建議修訂組織章程之背景資料簡述如下：

   (a) 於現有組織章程第2條中，更新「聯繫人士」及「書面」之定義，以及加入「結算所」、「董事」、「電子通訊」、「有關財務文件」及「財務摘要報告」之定義，以反映公司條例及上市規則之修訂；

   (b) 為符合公司條例之修訂，修訂現有組織章程第15條，以規定本公司股東有權在股份配發或遞交過戶文件後，在公司條例及上市規則或不時許可之有關期限，毋須支付費用就彼所有股份獲發一張股票；

   (c) 修訂現有組織章程第16條，以允許本公司就補發任何一張或多張股票收取不高於聯交所訂明或允許之最高金額之費用；

   (d) 修訂現有組織章程第38條，以允許所有股份轉讓文件可以一般通用格式或聯交所規定之其他格式，以及倘轉讓人或承讓人為一間結算所或其代理人，允許本公司接納轉讓文件上採用機印簽署；

   (e) 修訂現有組織章程第39條，以允許本公司接納轉讓文件上採用機印簽署；

   (f) 修訂現有組織章程第42條，以刪除對二十一日之提述並以兩個月之有關提述所取代；

   (g) 修訂現有組織章程第43條，以允許本公司收取任何股份轉讓登記費，數額不超過聯交所訂明或允許收取之最高金額上限；

   (h) 為符合上市規則就要求於股東大會上進行投票表決之修訂，修訂現有組織章程第68條；

   (i) 為符合上市規則之修訂，加入新組織章程第77A條，以規定凡本公司所知任何股東根據上市規則規定，就任何某一項決議案需放棄表決或限於就任何某一項決議案只可投贊成票或只可投反對票時，若該名股東或其代表作出違反該等規定或限制，則其任何表決不應計算在內；

   (j) 加入全新組織章程第84A條，以增加由結算公司或其代理人代表出席本公司股東大會之規定；

   (k) 為符合公司條例之修訂，修訂現有組織章程第88條，以規定本公司可藉普通決議案於任何董事任期屆滿前罷免董事。

   (l) 為符合上市規則之修訂，修訂現有組織章程第89條，以規定本公司股東呈交提名董事之通知之期間，不早於寄發有關推選之股東大會通告當日後一日及不可遲於該股東大會日期前七日；

   (m) 鑑於公司條例之修訂，加入全新組織章程第98(E)條，以規定若董事已委任一名人士(包括另一名董事)作為其替代董事，則(a)該名替代董事不應被當作對其作出委任之董事之代理人；及(b)若一名董事委任一名替代董事，該名董事不應因其替代董事於擔任替代董事職務時所犯之任何侵權行為負法律責任，惟該名替代董事應對其作出之侵權行為負法律責任；

   (n) 為符合上市規則之修訂，修訂現有組織章程第101條，以規定董事於董事會議上就彼等或彼等之任何聯繫人士於其中擁有重大權益之任何事宜放棄投票，並不應被點算為有關董事會議之法定人數，惟倘組織章程及上市規則另有規定者則作別論；

   (o) 為符合公司條例之修訂，修訂組織章程第141條，以允許本公司根據公司條例及其他適用法律、規則及規例交付有關財務文件及財務摘要報告予有權利人士。

   (p) 為符合公司條例及上市規則之修訂，修訂組織章程第143、144及145條，以允許本公司送達僅以中文書寫、以英文書寫，或以兩者書寫之通知或文件，經郵遞方式，或以報章廣告、電子通訊或於本公司電腦網絡內之刊物等形式送達有權收取之人士，並加入該等通知或文件被視為送達之規定；

   (q) 加入全新組織章程第145A條，以允許本公司可以按第144條規定之方式，向因股東身故、精神錯亂或破產而對股份享有權利之人士發出通告或文件；以及

   (r) 為符合公司條例之修訂，加入全新組織章程第148A條，以規定本公司可為本公司任何董事、秘書、經理、高級職員及核數師就本公司或本公司之關連公司之若干類別法律責任購買保險及續保。

上述有關股東特別大會之摘要僅作知會本公司股東之用。以上決議案全文載於在二零零四年六月三日寄發予本公司股東之通函(「通函」)隨附之股東特別大會通告內，本公司股東應參照通函之內容。此外，亦可於香港交易及結算所有限公司之網址(www.hkex.com.hk)瀏覽及下載通函。

承董事會命
李宇君
主席

香港，二零零四年六月三日